

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170227

DIVISION OF
CORPORATION FINANCE

March 15, 2017

John J. Gorman
Luse Gorman, PC
jgorman@luselaw.com

Re: Investors Bancorp, Inc.
Incoming letter dated February 10, 2017

Dear Mr. Gorman:

This is in response to your letter dated February 10, 2017 concerning the shareholder proposal submitted to Investors Bancorp by Peter Provenzale. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Peter Provenzale

FISMA & OMB Memorandum M-07-16

March 15, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Investors Bancorp, Inc.
Incoming letter dated February 10, 2017

The proposals relate to various corporate matters.

There appears to be some basis for your view that Investors Bancorp may exclude the proposals under rule 14a-8(b). We note your representation that the proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Investors Bancorp omits the proposals from its proxy materials in reliance on rule 14a-8(b). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Investors Bancorp relies.

We note that Investors Bancorp did not file its statement of objections to including the proposals in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

LUSE GORMAN, PC
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER'S DIRECT DIAL NUMBER
(202) 274-2001

WRITER'S E-MAIL
jgorman@luselaw.com

February 10, 2017

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Investors Bancorp, Inc. - Omission of Proposals of Peter Provenzale

Ladies and Gentlemen:

On behalf of our client, Investors Bancorp, Inc., a Delaware corporation (the "Company"), we hereby respectfully request confirmation that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the Company omits from its proxy statement and form of proxy for the 2017 annual meeting of its stockholders (the "2017 Proxy Materials") the proposals and supporting statements attached hereto as **Exhibit A** (the "Proposals") submitted by Peter Provenzale (the "Proponent") for inclusion in the 2017 Proxy Materials. The Proposals were originally sent by the Proponent and received by the Company on November 8, 2016. The Proposals were subsequently revised by the Proponent on January 6, 2017, which were received by the Company on January 7, 2017.

The Proposals may be excluded from the Company's 2017 Proxy Materials pursuant to Rule 14a-8(b), Rule 14a-8(c) and Rule 14(a)-8(f)(l) because (i) the Proponent is not and has not been a stockholder of the Company (and therefore could not and did not provide timely requisite proof of continuous ownership of Company stock in response to the Company's request for such information) and (ii) the Proponent submitted more than one proposal and failed to remedy such deficiency after the Company's instructions to do so.

In accordance with Rule 14a-8(j), we are simultaneously providing a copy of this letter and its exhibits to the Proponent, thereby notifying the Proponent of the Company's intention to exclude the Proposals from its 2017 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), we are submitting this request for no-action relief under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter.

Rule 14a-8(k) and SLB 14D provide that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or Staff. Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or Staff with respect to these Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

Proposals

A copy of the revised January 7, 2017 Proposals is attached hereto as **Exhibit A**.

Basis for Exclusion

On behalf of the Company, we respectfully request that the Staff concur in the Company's view that it may exclude the Proposals from its 2017 Proxy Materials pursuant to Rule 14a-8(f)(l) because (i) the Proponent is not eligible to submit proposals because he is not a stockholder, and the Proponent has failed to adhere to the procedural requirements for submitting shareholder proposals by failing to timely provide the requisite proof of continuous share ownership timely requested by the Company, pursuant to Rule 14a-8(b) and (ii) the Proponent submitted three distinct proposals in violation of Rule 14a-8(c).

Background

The Proposals were originally sent by the Proponent on November 8, 2016 (the Proponent submitted the Proposals to, and communicated with, an employee in the financial reporting department). The submission did not include a verification of the Proponent's ownership of the requisite number of shares of Company stock (i.e., $2,000 in market value that has been held continuously for one year at the date of submission). The Company reviewed its stock records, which indicated that the Proponent was not the record owner of any shares of the Company's common stock. The Proponent confirmed by telephone that he did not own any shares of common stock of the Company as a record holder or beneficially through a record holder (he indicated that he "might" own shares of Company stock through a mutual fund). The Proposals were subsequently revised by the Proponent on January 6, 2017, with the Company receiving the Proposals on January 7, 2017. The Company again reviewed its stock records, which again indicated that the Proponent was not the record owner of any shares of the Company's common stock. The submission again did not include a verification of the Proponent's ownership of the requisite number of Company stock from the record owner. After receipt of the revised January 7, 2017 proposals, the Company again spoke with the Proponent, who again indicated that he did not own any shares of the Company as a record holder or beneficially through a record holder.

Even though the Proponent indicated to the Company that he was not a stockholder, on January 20, 2017, the Company sent a letter to the Proponent via e-mail stating the procedural deficiencies pursuant to Rule 14a-8(f) (the "Deficiency Letter"). In the Deficiency Letter, attached hereto as **Exhibit B**, the Company informed the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiencies.

Among other things, the Deficiency Letter stated:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including the requirement for the statement to verify that, at the time the Proponent submitted his proposal, the Proponent continuously held the securities for at least one year;
- that a shareholder may only submit one shareholder proposal for a particular shareholders meeting; and
- that any response to the Deficiency Letter had to be provided no later than 14 days from the date thereof.

On February 3, 2017, the Proponent e-mailed a response to the Company without including any verification of the Proponent's ownership of Company shares and without revising his submission to only submit one proposal for the Company's annual meeting. The email from the Proponent is attached hereto as **Exhibit C**. In his response, the Proponent stated that the requirement to own $2,000 of stock for a year "seems like an archaic requirement." The 14-day deadline to respond to the Deficiency Letter expired on February 3, 2017, and the Company has not received any further correspondence from the Proponent addressing the deficiencies identified in the Deficiency Letter.

Legal Analysis

I. The Proposals May Be Omitted In Reliance on Rule 14a-8(f), as the Proponent Has Not Demonstrated His Eligibility to Submit a Proposal Under Rule 14a-8(b) and the Proponent Did Not Provide Proof of Ownership Upon Request

Since the Proponent is not, and was not a stockholder of the Company on either proposal submission date, the Proponent is not eligible to submit a shareholder proposal. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1 %, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). When the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do pursuant to Rule 14a-8(b)(2)(i) by submitting a written statement from the record holder of the securities verifying that the stockholder has owned the requisite amount of securities continuously for one year as of the date the stockholder submits the proposal. See SLB 14. Rule 14a-8(f)(1) permits a company to exclude a stockholder proposal from the company's proxy materials if a stockholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, including Rule 14a-8(b), provided that the company has timely notified the proponent of any eligibility or procedural deficiencies and the proponent has failed to correct such deficiencies within 14 days of receipt of such notice, unless such deficiencies were unable to be remedied.

The Proposals were originally sent by the Proponent on November 8, 2016 and received on November 8, 2016 by the Company. The Proposals were subsequently revised by the Proponent on January 6, 2017, with the Company receiving the Proposals on January 7, 2017. The Company reviewed its stock records, which indicated he was not a record owner of any shares of the Company's common stock. Pursuant to telephone calls between the Company and the Proponent, the Proponent stated that he did not own shares of Company common stock either as a record holder or beneficially through a record holder on either November 8, 2016 or January 7, 2017. Since the Proponent is and was not a stockholder of the Company, no deficiency notice was required to be sent by the Company to the Proponent since such ownership deficiency could not be remedied. See SLB 14. Even though this deficiency was unable to be remedied, as a courtesy, the Company sent the Deficiency Letter to the Proponent after the revised Proposals were received by the Company. On February 3, 2017, the Proponent again e-mailed the Company without including verification of the Proponent's ownership of the requisite number of Company shares and stated instead that "[o]wning $2000 worth of stock for a year seems like an archaic requirement."

The Staff consistently has concurred in the exclusion of proposals where proponents have not been shareholders of the Company or have failed to include proof of beneficial ownership of the requisite amount of company shares for the required period and have failed, following a timely and proper request by a company (unless such deficiency cannot be remedied), to provide evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(l) within 14 calendar days of receiving notice of the deficiency.

Here, on separate phone calls, the Proponent confirmed that he is not and has not been a stockholder of the Company, which he reiterated in his February 3 email response to the Company (see Exhibit C). The Proponent did not include verification of the Proponent's ownership of the requisite number of Company stock from the record owner of those shares because the Proponent did not own any shares of the Company. Even though the Company had been notified that the ownership requirement was unable to be remedied, the Company still gave notice to the Proponent formally requesting proof of ownership. The Deficiency Letter stated the necessity to prove continuous ownership as of the date the proposal is submitted. The Proponent did not confirm the Proponent's continuous ownership of Company shares for the year preceding the date of the Proposals because the Proponent did not own any Company shares. Therefore, the Proponent was ineligible to submit a shareholder proposal and has not satisfied the requirement of Rule 14a-8(b)(2) to verify his ownership of the requisite amount of Company shares for at least one year as of the date of the Proposals.

II. The Proposals May Be Omitted In Reliance on Rule 14a-8(f), as the Proponent Has Submitted Multiple Proposals in Violation of Rule 14a-8(c)

Rule 14a-8(c) provides that a "shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Rule 14a-8(f)(l) permits a company to exclude a stockholder proposal from the company's proxy materials if a stockholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, including Rule 14a-8(c), provided that the company has timely notified the proponent of any eligibility or procedural deficiencies and the proponent has failed to correct such deficiencies within 14 days of receipt of such notice.

The Proposals were originally sent by the on November 8, 2016 and received on November 8, 2016 by the Company. The Proposals were subsequently revised by the Proponent on January 6, 2017, with the Company receiving the revised Proposals on January 7, 2017. Pursuant to telephone calls between the Company and the Proponent, the Proponent indicated to the Company that he was not a stockholder of the Company on either November 8, 2016 or January 7, 2017. As such, no deficiency notice was required to be sent. As a courtesy, the Company sent the Deficiency Letter to the Proponent after the revised Proposals were received by the Company.

Here, the Proponent's submission included three clearly separate and distinct proposals. The first proposal related to the ability of management and the members of the board of directors to sell their stock or their options. The second proposal related to the publication of certain financial ratios and the ability of the Company to pay bonuses related to such ratios. The third proposal related to the quarterly reporting of certain purchases of Company common stock by certain members of the management and members of the board of directors. In the Deficiency Letter, the Company clearly noted that a shareholder may only submit one shareholder proposal for a particular shareholders' meeting and that the Proponent needed to remedy this deficiency by submitting only one shareholder proposal for the annual meeting. Notwithstanding the directions provided by the Company in the Deficiency Letter, the Proponent did not submit a revised letter with only one proposal. Therefore, the Proponent has not satisfied the requirement of Rule 14a-8(c) to only submit one shareholder proposal for a particular shareholders meeting.

Conclusion

For the reasons discussed above, the Company believes that it may properly omit the Proposals from its 2017 Proxy Materials in reliance on Rule 14a-8(b), Rule 14a-8(c) and Rule 14a-8(f)(l). As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposals from its 2017 Proxy Materials.

Request for Waiver

In connection with the foregoing request, we also respectfully request a waiver of the Commission's requirement under Rule 14a-8(j)(1) that the Company file with the Commission its reasons for exclusion of the Proposals from the Proxy Materials no later than 80 calendar days before the filing of the Company's 2017 Proxy Materials because the Proponent submitted his revised Proposals after the Company's deadline (December 15, 2016). The Company believed accepting the revised Proposals after the Company's deadline (instead of treating the two submissions as separate proposals) and providing the Proponent with a more formal deficiency notice was proper. As such, due to the timing of the submission of the revised Proposals, the Company was unable to comply with the 80-day requirement in Rule 14a-8(j). The Staff has previously granted waivers of Rule 14a-8(j)(1) under similar circumstances and has found "good cause" to waive the 80-day requirement in Rule 14a- 8(j) where the untimely submission of a proposal prevented a company from satisfying the 80-day provision. See, e.g., Staff Legal Bulletin No. 14B (Sept. 15, 2004) (indicating that the "most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed"); Caesars Entertainment Corporation (March 20, 2015) (granting a waiver of the 80-day requirement where the company received the shareholder proposal 77 days prior to the date that the company intended to file its definitive proxy materials); American Express Co. (Mar. 14, 2014) (waiving the 80-day requirement when the proposal was received after the 80-day deadline had passed); Sterling Financial Corp. (Mar. 27, 2013) (waiving the 80-day requirement when the proposal was received by the company after the submission deadline); and PetSmart, Inc. (April 22, 2010) (granting a waiver of the 80-day requirement where the company was not made aware of the shareholder proposal until approximately three months after the company's deadline for submission). In consideration of our waiver request, the Company does not believe its delay should prejudice the proper outcome in this matter since the Company would have likely had to still seek a waiver of the 80-day requirement in an additional no-action letter if the Company rejected the revised January 7, 2017 proposals instead of accepting them past the Company's deadline. For the foregoing reasons, we believe good cause for a waiver exists.

* * *

If the Staff wishes to discuss the responses provided, please do not hesitate to contact the undersigned at (202) 274-2001 or Marc Levy at (202) 274-2009 of Luse Gorman, PC.

Sincerely,



John J. Gorman

CC:
Peter Provenzale (via e-mail)
FISMA & OMB Memorandum M-07-16
Brian Doran, General Counsel and Corporate Secretary

EXHIBIT A

From: Peter Provenzale ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 17, 2016 6:45 PM
To: Marianne Wade; bmoran@myinvestorsbank.com
Subject: letter of 11/8/16

Please confirm physical receipt of my letter of 11/8 which is attached.

Additionally, I would like to be advised as to the procedures to add an additional (4th) item to this letter and what additional information you need to get these 4 items included in the proxy statement for consideration at the stockholder meeting in 2017 for the FYE 12/31/2016.

Thank You

Peter Provenzale

Private Investor

November 8, 2016

Ms. Marianne Wade, VP

Investors Savings Bank

101 JFK Parkway

Short Hills, NJ 07078-2716

Ms. Wade:

Please review the following for stockholder consideration in your 2017 proxy:

1)Be it resolved: No senior member of management or member of the Board will be allowed to sell any type or class of stock or exercise any options or be granted any bonuses while the company is under any review (formal or informal) by any regulatory authority.

Issue: Managers and Board members should not be selling stock or exercising options or getting bonuses while the company is under review by any regulatory agency or department at any level of oversight.

2) Be it resolved: The Company will provide the public at each quarter a pro-forma EPS for the quarter, LTM and comparable quarter in the previous year reflecting the EPS without stock buybacks from the period July 1, 2014 to the period under review. Any bonus programs will be tied to the pro-forma EPS.

Issue: As time progresses from the second step offering, EPS is continually being inflated by the buyback program. This program was initiated about 6 months after the offering and it appears the company realized $800million more than they could efficiently utilize at a cost of nearly $40million and then used those excess funds for buyback programs.

3) Be it resolved: The Company will immediately conduct a review of its Whistleblower Policy by an independent consultant with its findings implemented immediately.

Issue: Recent news reports concerning financial institutions have revealed that their Whistleblower Policies were less than adequate and in one case caused severe harm to the institution.

Given the growth and desire to convert itself to a commercial bank it is important that any "holes" in policy or procedures that employees or others are willing to address get the right attention by management and the Board.

This review should include, but not be limited to: assessing the initial contact; making sure responses are timely; managers potentially involved in an issue raised should recuse themselves from involvement; people should be treated fairly and lessons learned shared with others internally.

Please notify me if you have any questions.

Thank you,

Peter Provenzale

FISMA & OMB Memorandum M-07-16

Cc: Brian Moran, General Counsel

From: Peter Provenzale ***FISMA & OMB Memorandum M-07-16***
Sent: Saturday, January 07, 2017 11:17 AM
To: Brian F Doran
Subject: Proxy Letter

Attached is updated letter for matters to be included in Proxy.

Please call me with any questions.

Peter Provenzale ***FISMA & OMB Memorandum M-07-16***

January 6, 2017

Mr. Brian Doran, General Counsel

Investors Bancorp, Inc.

101 JFK Parkway

Short Hills, NJ 07078-2716

Ms. Wade:

Please review the following for stockholder consideration in your 2017 proxy:

1)Be it resolved: No senior member of management or member of the Board will be allowed to sell any type or class of stock or exercise any options or be granted any bonuses while the company is under any review (formal or informal) by any regulatory authority.

Issue: Managers and Board members should not be selling stock or exercising options or getting bonuses while the company is under review by any regulatory agency or department at any level of oversight.

2) Be it resolved: The Company will provide the public at each quarter a pro-forma EPS for the quarter, LTM and comparable quarter in the previous year reflecting the EPS without stock buybacks from the period July 1, 2014 to the period under review. Any bonus programs will be tied to the pro-forma EPS.

Issue: As time progresses from the second step offering, EPS is continually being inflated by the buyback program. This program was initiated about 6 months after the offering and it appears the company realized $800million more than they could efficiently utilize at a cost of nearly $40million and then used those excess funds for buyback programs.

The improvement in the dividend yield is more a function of the excess cash from the second step than improved EPS (which is improving to some extent by the buyback program which again is related to the excess funds raised in 2014).

3) Be it resolved: The Company will report quarterly as to the direct purchase and direct sales of common stock by the top five Senior Officers and Board members including option transactions.

Issue: In the last 18 months there has been little to no stock purchases by Senior Officers or Board members. However, there have been sales of several million shares by these two groups. An informal review of their peer groups at other banks revealed a better ratio of purchases to sales. It appears ISBC managers & Board members purchased less than 10,000 shares while selling close to 3,000,000.The stockholders have a vested interest through direct purchases, but Senior Officers and Board members have not been increasing their stake in the company and in several cases cut their holdings over 40% while asking others to buy into their plans to become more of a commercial bank, open more retail branches and make acquisitions.

I respectfully request these issues be addressed and considered by stockholders in the Proxy for the FYE December 31, 2016.

Thank you,

Peter Provenzale

FISMA & OMB Memorandum M-07-16

PS As to your comments on the improvements to the Whistleblower policy, I feel that you should be the initial contact. A Board member may not know how to best address an issue and may involve others who should not be involved in an issue under their scope of operations.

EXHIBIT B

From: Brian F Doran
Sent: Friday, January 20, 2017 11:16 AM
To: 'Peter Provenzale'
Subject: FW: Document you requested

Good morning Mr. Provenzale. Please see the attached letter. Thank you

Brian F. Doran, Esq.
Senior Vice President,
General Counsel & Corporate Secretary
Legal Division
bdoran@investorsbank.com

973.924.2450 • Office
973.522.8325 • Legal Main Line
973.218.9182 • Fax
www.investorsbank.com


investors Bank
Investors Bank Corporate Office
101 JFK Parkway • Short Hills, NJ 07078

Confidentiality Notice
This electronic transmission and any files or documents transmitted with it are private and confidential and are solely for the use of the addressee. It may contain material which is legally privileged. If you are not the addressee or the person responsible for delivering it to the addressee, be advised that you have received it in error and that any use of it is strictly prohibited.



January 20, 2017

VIA FedEx and Electronic Mail

FISMA & OMB Memorandum M-07-16

Re: Notification of Deficiency under Rule 14a-8

Dear Mr. Provenzale:

On January 7, 2017, we received a letter from you dated January 6, 2017, requesting that Investors Bancorp, Inc. (the "Company") include your shareholder proposals (the "Proposals") in the Company's proxy materials for its 2017 annual meeting of shareholders (the "Annual Meeting").

Based on a review of our records and of the information provided by you, we have been unable to conclude that the Proposals meet the minimum ownership requirements of Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") for inclusion in the Company's proxy materials. In order to be eligible to include a proposal in the proxy materials for the Annual Meeting, Rule 14a-8 requires that a shareholder have continuously held at least $2,000 in market value or 1% of the Company's common stock for at least one year as of the date that the proposal is submitted. In addition, a shareholder must continue to hold those securities through the date of the meeting and must so indicate to the Company.

Rule 14a-8(b)(2)(i) provides that a shareholder who is not a registered owner of company stock must provide proof of ownership verifying that at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year. You have not provided this required information to us. To remedy this deficiency, you must submit proof of your ownership of the minimum amount of securities of the Company required by Rule 14a-8(b) as of the date that you submitted the Proposals. Your letter must also represent that you intend to hold these securities through the date of the Annual Meeting. As explained in Rule 14a-8(b), proof of ownership may be in the form of a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time you submitted the Proposals, you continuously held the shares for at least one year. An account statement from your broker or bank will not satisfy this requirement.

Additionally, pursuant to Rule 14a-8(c), a shareholder may only submit one shareholder proposal for a particular shareholders meeting. You have submitted three proposals and therefore have violated such rule. To remedy this deficiency, you must submit only one shareholder proposal for the Annual Meeting.

Rule 14a-8 requires you to correct the deficiencies noted above in order to have a proposal considered for inclusion in the Company's proxy materials for the Annual Meeting. Pursuant to Rule 14a-8(f)(l), we are hereby formally notifying you that, to enable further consideration of the Proposals, a response in compliance with Rule 14a-8 must be postmarked or transmitted electronically to the Company no later than 14 days from the date you receive this notification.

If you adequately correct the deficiencies within the required time frame, the Company will then address the substance of your proposal. The Company reserves the right to raise any substantive objections it has to your proposal at a later date. Please send any correspondence to my attention at: bDoran@myinvestorsbank.com.

Sincerely,



Brian F. Doran, Esq.
General Counsel and
Corporate Secretary

EXHIBIT C

From: Peter Provenzale ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, February 03, 2017 5:51 PM
To: Brian F Doran
Subject: Document you requested

Dear Mr. Doran:

Thanks for your reply.

It seems odd that managers and Board members can proxy for bonuses of close to $95 million based on future performance, but someone who may not have an interest in being a stockholder because of issues they deem as negative can't ask for a forum to address issues they deem important.

Owning $2000 worth of stock for a year seems like an archaic requirement. I will ask others that my request be honored either by a mutually agreeable solution or ask that you submit a no-action request to the SEC in order to exclude my proposal from the Company's proxy material despite the archaic requirement of Rule 14a-8 and with full disclosure of the issues so outlined.

As banking regulations are being questioned, I believe this issue needs to be addressed in order for the SEC, FDIC , State Agencies and Consumer Protection legislation are not stripped of their ability to ask management questions on issues that are not only important to stockholders, but the general public.

I will address these issues with the people who have promised transparency and hope they agree that owning $2000 worth of stock should not be the governing parameter when there are questions management may need to answer.

I will get back to you after I receive responses from State and Regulatory agencies.

Thanks again for your response.

Respectfully, Peter Provenzale

From: Brian F Doran <BDoran@myinvestorsbank.com>
Sent: Friday, January 20, 2017 11:15 AM
To: Peter Provenzale
Subject: FW: Document you requested

Good morning Mr. Provenzale. Please see the attached letter. Thank you

Brian F. Doran, Esq.

Senior Vice President,

General Counsel & Corporate Secretary

Legal Division

bdoran@investorsbank.com

973.924.2450 • Office

973.522.8325 • Legal Main Line

973.218.9182 • Fax
www.investorsbank.com



Investors Bank Corporate Office
101 JFK Parkway • Short Hills, NJ 07078

Confidentiality Notice
This electronic transmission and any files or documents transmitted with it are private and confidential and are solely for the use of the addressee. It may contain material which is legally privileged. If you are not the addressee or the person responsible for delivering it to the addressee, be advised that you have received it in error and that any use of it is strictly prohibited.